EXHIBIT 99.1


Seabridge Gold Files NI-43-101 Technical Report for KSM Project

Preliminary Shelf Registration Statement Filed in Canada and U.S.

Press Release Source: Seabridge Gold Inc.
On Tuesday January 26, 2010, 6:28 pm EST

TORONTO, CANADA--(Marketwire - 01/26/10) - Seabridge Gold (TSX:SEA -
News)(AMEX:SA - News) announced today that, further to its news release of January 11, 2010, an updated National Instrument 43-101 Technical Report has been filed on SEDAR for its KSM project setting forth an increase in measured and indicated gold resources of 13% to 38.9 million ounces and copper resources of 17% to 10.0 billion pounds. The Company also reported today that it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Ontario, Alberta and British Columbia, and a corresponding registration statement with the United States Securities and Exchange Commission (SEC).

Seabridge President and CEO Rudi Fronk noted that the updated KSM resource marks another year of successfully increasing gold ownership per common share -- the Company's principal objective. "Over the past six years, our total measured and indicated gold resources have grown by 431% while shares outstanding have increased by only 36%. We are now examining additional work programs for our two core assets, KSM and Courageous Lake, which have the potential to increase gold ownership per share in 2010. The shelf prospectus will provide the Company with financial flexibility to fund such programs. Our shareholders can take comfort in the fact that any additional equity financing will only be undertaken if we are confident that it is likely to increase gold resources per common share and add shareholder value by moving our core assets towards feasibility".

The following table summarizes the updated mineral resource estimates for the Mitchell, Sulphurets and Kerr zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade:

    KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

----------------------------------------------------------------------
----------------------------------------------------------------------
                           Measured Mineral Resources
          ------------------------------------------------------------
          ------------------------------------------------------------
Zone       Tonnes (000) Au (g/t) Au Ozs (000) Cu (%) Cu Lbs (millions)
----------------------------------------------------------------------
Mitchell       659,700     0.64       13,574   0.17             2,472
----------------------------------------------------------------------
Sulphurets                   No measured resources
----------------------------------------------------------------------
Kerr                         No measured resources
----------------------------------------------------------------------
----------------------------------------------------------------------
Total          659,700     0.64       13,574   0.17             2,472
----------------------------------------------------------------------
----------------------------------------------------------------------


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----------------------------------------------------------------------
----------------------------------------------------------------------
                          Indicated Mineral Resources
          ------------------------------------------------------------
          ------------------------------------------------------------
Zone       Tonnes (000) Au (g/t) Au Ozs (000) Cu (%) Cu Lbs (millions)
----------------------------------------------------------------------
Mitchell     1,080,900     0.58       20,156   0.17             4,050
----------------------------------------------------------------------
Sulphurets     159,000     0.63        3,221   0.28               981
----------------------------------------------------------------------
Kerr           237,500     0.26        1,985   0.48             2,513
----------------------------------------------------------------------
----------------------------------------------------------------------
Total        1,477,400     0.53       25,362   0.23             7,544
----------------------------------------------------------------------
----------------------------------------------------------------------

----------------------------------------------------------------------
----------------------------------------------------------------------
                   Measured plus Indicated Mineral Resources
          ------------------------------------------------------------
          ------------------------------------------------------------
Zone       Tonnes (000) Au (g/t) Au Ozs (000) Cu (%) Cu Lbs (millions)
----------------------------------------------------------------------
Mitchell     1,740,600     0.60       33,730   0.17             6,522
----------------------------------------------------------------------
Sulphurets     159,000     0.63        3,221   0.28               981
----------------------------------------------------------------------
Kerr           237,500     0.26        1,985   0.48             2,513
----------------------------------------------------------------------
----------------------------------------------------------------------
Total        2,137,100     0.57       38,936   0.21            10,015
----------------------------------------------------------------------
----------------------------------------------------------------------

----------------------------------------------------------------------
----------------------------------------------------------------------
                           Inferred Mineral Resources
          ------------------------------------------------------------
          ------------------------------------------------------------
Zone       Tonnes (000) Au (g/t) Au Ozs (000) Cu (%) Cu Lbs (millions)
----------------------------------------------------------------------
Mitchell       537,000     0.44        7,597   0.14             1,657
----------------------------------------------------------------------
Sulphurets     144,000     0.50        2,317   0.16               511
----------------------------------------------------------------------
Kerr            76,100     0.20          489   0.30               503
----------------------------------------------------------------------
----------------------------------------------------------------------
Total          757,100     0.43       10,403   0.16             2,671
----------------------------------------------------------------------
----------------------------------------------------------------------

The updated NI-43-101 Technical Report was prepared by Resource Modeling Inc., an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43-101. The final reported resources for KSM differ slightly from those contained in the Company's news release dated January 11, 2010 due to rounding differences and the application of a capping limit to copper grades at the Mitchell Zone. At Mitchell, indicated mineral resources have been reduced by 0.1 million tonnes (less than 0.01%) and inferred mineral resources have been reduced by 1.4 million tonnes (approximately 0.26%). This news release has been reviewed and approved by Michael J. Lechner.

Mr. Fronk noted that the Company's attention is now turning to its second-largest asset, the Courageous Lake Project. "We completed a preliminary economic assessment of this project in early 2008 showing that its economics were marginal at the then prevailing gold price. Management believes that the Courageous Lake Project could make a significant contribution to the valuation of the Company given the increase in the gold price in the past year. The Company is therefore considering a plan to take the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling to upgrade inferred resources, the commencement of the permitting process and further engineering work to move towards a preliminary feasibility study."

The shelf prospectus filings, when made final, will allow Seabridge to make offerings of common shares up to an aggregate total of Cdn$100 million during the 25-month period that the final short form base shelf prospectus remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include at-the-market transactions, private placements, public offerings or strategic investments. The net proceeds from the sale of the securities will be used for general corporate purposes, including funding work programs at the Company's KSM and Courageous Lake projects. A copy of the preliminary short form base shelf prospectus and any shelf prospectus supplements that may be filed in the future may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or may be obtained from the Corporate Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1, Canada, telephone 1-416-367-9292.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

Contact:

Contacts:
Seabridge Gold Inc.
Rudi P. Fronk
President and C.E.O.
(416) 367-9292
(416) 367-2711 (FAX)
info@seabridgegold.net